As filed with the Securities and Exchange Commission on September 10, 1998
                                         Registration No. 333-..................
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  ----------
                                   FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                INTERIORS, INC.
            (Exact name of registrant as specified in its charter)

                                   DELAWARE
        (State or other jurisdiction of incorporation or organization)

                                  13-3590047
                     (I.R.S. Employer Identification No.)

                             320 WASHINGTON STREET
                         MT. VERNON, NEW YORK   10553
                                (914) 665-5400
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


          MAX MUNN                                   COPY TO:
          PRESIDENT                          ARTHUR L. ZWICKEL, ESQ.
    320 WASHINGTON STREET             PAUL, HASTINGS, JANOFSKY & WALKER LLP
  MT. VERNON, NEW YORK 10553          555 S. FLOWER STREET, TWENTY-THIRD FLOOR
       (914) 665-5400                     LOS ANGELES, CALIFORNIA  90071
                                                   (213) 683-6000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

      Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.                                                                         [_]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or
interest reinvestment plans, check the following box.                        [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.                      [_]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                       [_]

      If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                              [_]




                                                        CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
Title of each                                                  Proposed           Proposed
  class of                                                     Maximum             Maximum
securities to                            Amount to be       Offering Price        Aggregate              Amount of
be registered                           Registered/(1)/     Per Share/(2)/   Offering Price/(2)/   Registration Fee/(3)/
----------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, $.001 par           10,294,208          $1.1875           $12,224,372              $3,606.19
           value
----------------------------------------------------------------------------------------------------------------------------

     (1) This amount represents: (i) 4,944,069 Class A Shares, representing 200% of the number of Class A Shares estimated to be issued upon conversion of $2,250,000 principal amount 7% Convertible Debentures due July 26, 2001 based upon the number of Class A Shares that would be issuable if the holders of such debentures had converted the entire principal amount of such debentures on September 2, 1998, (ii) 1,638,922 Class A Shares, representing 200% of the number of Class A Shares estimated to be issued upon conversion of $750,000 principal amount 7% Convertible Debentures due August 24, 2001 (the convertible debentures described in clauses (i) and (ii) are collectively referred to herein as the "Convertible Debentures") based upon the number of Class A Shares that would be issuable if the holders of such debentures had converted the entire principal amount of such debentures on September 2, 1998, (iii) 1,339,286 Class A Shares issuable upon the exercise of warrants (the "Warrants") to purchase Class A Shares issued concurrently with the sale of the Convertible Debentures, 112,500 of which were issued to finders, (iv) 1,500,000 Class A Shares issued in connection with the Registrant's acquisition of Windsor Art, Inc. ("Windsor"), (v) 715,000 Class A Shares issued in connection with the Registrant's acquisition of Troy Lighting, Inc. ("Troy"), which includes up to 65,000 Class A Shares that may be issued by the Registrant on July 2, 1999 to certain former shareholders of Troy as an adjustment to the consideration received by such former shareholders in such acquisition, and
     (vi) 44,431 Class A Shares issued to a key management employee of the Registrant.

     (2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457, based upon the closing price for shares of the Registrant's Class A Shares on September 2, 1998 of $1.1875 per share as reported on the NASDAQ National Small Cap Market.

     (3) This Registration Statement also covers such indeterminate number of Class A Shares as may be issued by reason of any stock dividend, stock split, recapitalization or similar transaction effected without receipt of consideration which results in an increase in the number of outstanding Class A Shares.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

    INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH STATE.

                Subject to Completion, Dated September 10, 1998

PROSPECTUS
----------
                                INTERIORS, INC.
                                _______________

                   10,294,208 Shares of Class A Common Stock

    This Prospectus relates to 10,294,208 Shares of Class A Common Stock ("Class A Shares"), $.001 par value, of Interiors, Inc., a Delaware corporation ("Interiors" or the "Company") to be offered and sold from time to time for the accounts of certain security holders of the Company (the "Selling Security Holders"). The Class A Shares offered hereby consist of (i) 4,944,069 Class A Shares, representing 200% of the number of Class A Shares estimated to be issued upon conversion of $2,250,000 principal amount 7% Convertible Debentures due July 26, 2001 based upon the number of Class A Shares that would be issuable if the holders of such debentures had converted the entire principal amount of such debentures on September 2, 1998, (ii) 1,638,922 Class A Shares, representing 200% of the number of Class A Shares estimated to be issued upon conversion of $750,000 principal amount 7% Convertible Debentures due August 24, 2001 (the convertible debentures described in clauses (i) and (ii) are collectively referred to herein as the "Convertible Debentures") based upon the number of Class A Shares that would be issuable if the holders of such debentures had converted the entire principal amount of such debentures on September 2, 1998,
(iii) 1,339,286 Class A Shares issuable upon the exercise of warrants (the "Warrants") to purchase Class A Shares issued concurrently with the sale of the Convertible Debentures, 112,500 of which were issued to finders, (iv) 1,500,000 Class A Shares issued in connection with the Company's acquisition of Windsor Art, Inc. ("Windsor"), (v) 715,000 Class A Shares issued in connection with the Company's acquisition of Troy Lighting, Inc. ("Troy"), which includes up to 65,000 Class A Shares which may be issued by the Company on July 2, 1999 to certain former shareholders of Troy as an adjustment to the consideration received by such former shareholders in such acquisition, and (vi) 44,431 Class A Shares issued to a key management employee of the Company.

    The Class A Shares offered hereby may be offered for sale from time to time by the Selling Security Holders acting as principals for their own accounts or in brokerage transactions at prevailing market prices or in transactions at negotiated prices. No representation is made that any of these Class A Shares will or will not be offered for sale. The Company will not receive any proceeds from the sale of these Class A Shares. It is not possible at the present time to determine the price to the public in any sale of these Class A Shares by the Selling Security Holders and each Selling Security Holder reserves the right to accept or reject, in whole or in part, any proposed purchase of Class A Shares. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by the Selling Security Holders. All costs, expenses and fees incurred in connection with the registration of the Class A Shares are being borne by the Company, but all selling and other expenses incurred by the Selling Security Holders will be borne by such Selling Security Holders.

    The Selling Security Holders, and the brokers through whom sales of the Class A Shares are made, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended. In addition, any profits realized by the Selling Security Holders or such brokers on the sale of the Class A Shares may be deemed to be underwriting commissions.

    The Class A Shares are currently listed for quotation on the Nasdaq Small Cap Market ("NASDAQ") under the symbol "INTXA." On September 2, 1998, the last reported sales price for the Class A Shares as reported by NASDAQ was $1.1875.

    THE OFFERING INVOLVES A HIGH DEGREE OF RISK. FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SHARES, SEE "RISK FACTORS."

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.
                                _______________


               The date of this Prospectus is September __, 1998

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Copies of such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site at (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    The Company's Class A Shares are listed on NASDAQ and reports, proxy and information statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

    The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Class A Shares offered hereby. This Prospectus is part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the offering pursuant to this Prospectus, reference is made to such Registration Statement, which may be inspected without charge at the Commission's office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission.

                               TABLE OF CONTENTS
                               -----------------

                                                    Page
     Available Information.......................      5
     Incorporation by Reference..................      6
     Forward-Looking Statements..................      6
     The Company.................................      7
     Risk Factors................................      7
     Material Changes............................     15
     Description of Securities...................     18
     Plan of Distribution........................     19
     Use of Proceeds.............................     20
     Selling Security Holders....................     21
     Experts.....................................     22
     Indemnification of Directors and Officers...     22

     NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                          INCORPORATION BY REFERENCE

     This Prospectus incorporates by reference certain documents which are not presented herein or delivered herewith. These documents are available upon request from Interiors, Inc., Attention: Secretary, 320 Washington Street, Mt. Vernon, New York 10553, Telephone (914) 665-5400.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the information that has been incorporated herein by reference, other than exhibits to such information, unless such exhibits are specifically incorporated herein by reference into the information that this Prospectus incorporates. Requests for such documents should be directed to the person indicated in the immediately preceding paragraph.

     The following documents, which have been filed with the Commission pursuant to the Exchange Act, are hereby incorporated by reference herein:

     (a)  Company's Annual Report on Form 10-KSB for the year ended June 30,
1997;

     (b) Company's Quarterly Reports on Form 10-QSB for the quarters ended September 30, 1997, December 31, 1997, and March 31, 1998;

     (c) Company's Current Report on Form 8-K, as filed with the Commission on March 25, 1998 and as amended by the Company's Current Report on Form 8-K/A as filed with the Commission on May 26, 1998;

     (d) Company's Current Report on Form 8-K, as filed with the Commission on April 6, 1998 and as amended by the Company's Current Report on Form 8-K/A as filed with the Commission on May 29, 1998;

     (e) Company's Current Report on Form 8-K, as filed with the Commission on August 10, 1998;

     (f) Company's Current Report on Form 8-K, as filed with the Commission on August 28, 1998; and

     (g) The description of the Class A Shares contained in the Company's Registration Statement on Form 8-A filed with the Commission to register such securities under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of this offering shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. All information appearing in this Prospectus or in any document incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated by reference herein and should be read together with such information and documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                           FORWARD-LOOKING STATEMENTS

     Certain statements contained or incorporated by reference in this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those set forth in this Prospectus, including under the caption "Risk Factors." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such statements or to publicly announce any updates or revisions to any of the forward-looking statements contained herein to reflect any change in the Company's expectation with regard thereto or any change in events, conditions, circumstances or assumptions underlying such statements.

                                  THE COMPANY

     Interiors, Inc., a Delaware corporation ("Interiors" or the "Company"), is a leading designer, manufacturer and marketer of a broad range of decorative accessories for the residential, commercial, institutional and contract markets, including museum-quality traditional and contemporary picture frames, framed wall mirrors, framed hand-painted oil paintings, framed prints under glass, portable and installed lighting and lighting fixtures, sculptures and decorative tabletop accessories. Interiors primarily markets its products to retailers in the home furnishings industry, including furniture stores, home furnishings centers, catalog retailers, home improvement centers, department stores and lighting retailers. The Company believes that it has a unique competitive advantage in serving a broad range of customers because of the breadth and depth of its product lines as well as its ability to coordinate design among several product lines.

     Interiors' goal is to become the premier, national single-source provider of decorative accessories to the home furnishings industry. To achieve this goal, Interiors has taken a leading position in consolidating the highly fragmented decorative accessories industry, rapidly establishing its national presence through the acquisition, integration, and growth of established, well-regarded manufacturers of decorative accessories. The Company's business strategy was developed in response to changing demands of large retailers, who seek to increase "single-sourcing" of inventory purchases in order to reduce distribution and related expenses, including styling costs associated with coordinating related products from multiple vendors. Interiors intends to integrate and optimize the operations of acquired companies by consolidating into regional operating units with centralized management, which management believes will lead to better product design and greater efficiency in manufacturing, shipping and inventory management, resulting in increased sales.

     Interiors was originally incorporated in New York in October 1990 under the name A.P.F. Holdings, Inc., which subsequently merged with and into Interiors, Inc., a Delaware corporation, in March 1994. Historically, Interiors has had two primary operating divisions: the Custom Framing Division, which, through its A.P.F. Master Framemakers operation (sometimes referred to herein as "APF"), is engaged in the manufacture of antique and contemporary picture and mirror frames for museums, art galleries, designers, collectors and frame retailers; and the Wholesale Division, which manufacturers and markets a line of high-end traditional and contemporary mirrors sold through upscale retail furniture and department stores. Since early 1998, the Company has been rapidly acquiring new operating units and expanding its product lines such that today its business includes a third division involved with the design, manufacture and distribution of a broad range of decorative accessories.

     The Company's principal executive offices are located at 320 Washington Street, Mt. Vernon, New York 10553; its telephone number is (914) 665-5400.

                                  RISK FACTORS

     An investment in the Shares offered hereby involves a high degree of risk. The following risk factors should be considered carefully in evaluating an investment in the Shares offered hereby.

RISKS ASSOCIATED WITH COMPANY ACQUISITION GROWTH STRATEGY; NO ASSURANCE OF ABILITY TO MANAGE GROWTH; DEPENDENCE ON OUTSIDE FINANCING SOURCES

     A significant component of the Company's strategy is to grow in size and breadth of product offerings through acquisitions, such as the recent acquisitions of Windsor and Troy and the earlier acquisitions of Henlor, Inc. ("Henlor") and Merchandise Sales, Inc. ("MSI"). Certain risks are inherent in an acquisition strategy, such as increasing leverage and debt service requirements and combining disparate company cultures and facilities. The process of integrating the recently acquired businesses of Henlor, Windsor, Troy, and MSI may involve unforeseen difficulties and may require a disproportionate amount of management's attention and the Company's financial and other resources. Failure by the Company to successfully integrate the businesses of Henlor, Windsor, Troy, and MSI could have a material adverse effect on the Company's results of operations and financial condition. The loss of, or changes in buying patterns of, any significant customers of Henlor, Windsor, Troy, and MSI would likely have an adverse effect on the Company's business, financial condition and results of operations. The full impact of these acquisitions on the Company cannot be forecasted at this time. There can be no assurance that the Company will be able to integrate successfully the operations, facilities and management of Henlor, Windsor, Troy, and MSI or realize any benefits from these acquisitions.

     Although additional acquisitions may enhance the Company's ability to increase net income over time, such acquisitions will present greater administrative burdens, increased exposure to uncertainties inherent in acquisitions and marketing new products and services, the financial risks of additional operating costs and potential additional interest costs. There can be no assurances that management can manage the specific expansion described herein, nor can there be any assurance that the Company will be able to recruit the necessary managers and employees required for such growth. The Company will also most likely need to obtain additional equity or debt financing in order to complete such acquisitions and realize its business strategy. There can be no assurance that the Company will be able to conclude any acquisitions in the future on terms favorable to it, or at all, or that, once consummated, such acquisitions will be advantageous to the Company.

     The size, timing and integration of possible future acquisitions may cause substantial fluctuations in operating results from quarter to quarter. As a result, operating results for any quarter may not be indicative of the results that may be achieved for any subsequent fiscal quarter or a full fiscal year.

FINANCIAL CONDITION

     The Company's independent auditors have modified their report on the Company's financial statements for the year ended June 30, 1997. The Company's ability to continue as a going concern is dependent upon the achievement of certain initiatives currently in progress. Sales from operations for the Company's custom frame division for the nine months ended March 31, 1998 increased by approximately $3,267,000 to approximately $6,225,000, or 110% over the approximately $2,958,000 for the nine-month period ended March 31, 1997. The Company expects to continue to grow its custom frame division. With the consummation of the acquisitions of Henlor, Troy, Windsor and MSI, management believes that the Company has further improved its financial condition. However, the Company's ability to continue as a going concern is dependent upon its ability to integrate the operations of these acquisitions into the Company, and to consummate other potential acquisitions, including the merger with Decor Group, Inc. ("Decor"). There is no assurance that the Company will be able to successfully achieve these initiatives.

     The Company is currently undertaking additional initiatives to improve its results of operations, including (i) seeking to improve efficiency and reduce expenses by consolidating the packaging, warehousing and shipping functions of Henlor and MSI in approximately 30% less space than that currently utilized, and to consolidate administrative activities for all divisions, such as purchasing and accounting, (ii) seeking to grow APF's market share (currently only 10%) of the high-end frame retailers market through an aggressive advertising and marketing campaign, including creating direct mail brochures, advertising in trade journals, participating in leading trade shows and telemarketing and (iii) contracting with Artisan House, Inc. ("Artisan"), a subsidiary of Decor, for the distribution of framed mirrors to the home furnishings industry. The Company has also participated with Artisan in the production of a catalog for the purpose of increasing revenues from wholesale sales. In the event of the consummation of the Company's acquisition of Decor, the Company will acquire the business of Artisan. No assurances can be given that these actions, or any subsequent actions, will materially improve the Company's financial condition.

SIGNIFICANT FINANCING COSTS

     Currently, the Company incurs significant costs in the financing of its business operations, and currently has notes payable in the aggregate principal amount of approximately $21,000,000. On February 15, 1995, the Company entered into an asset based financing agreement with United Credit Corporation ("United"). As of March 31, 1998, the amount due to United was approximately $1,443,000. Interest is determined at an annual rate of 16% plus related fees. The Company currently maintains a line of credit with Bank of New York based on certain inventories, bearing interest at a rate of prime plus 1%. As of March 31, 1998, the balance of the line of credit was approximately $315,000. The Company and Bank of New York have agreed that commencing December 1, 1997 the line of credit will be reduced by $10,000 per month. There can be no assurance that cash flow from operations will be sufficient for the foreseeable future to meet debt service requirements and to make possible acquisitions and capital expenditures. The Company is currently pursuing alternative financing arrangements, but as of the date of this Prospectus, no such arrangements have been made and there can be no assurance that any will be made in the future.

     During November 1997 the Company borrowed $250,000 from Ekistics Corp.
This loan is due December 31, 1998 and bears interest at 12% per annum. In addition, Henlor had $2,448,000 in outstanding revolving bank debt as of March 31, 1998 owing to Capital Business Credit. The debt bears interest at an annual rate of prime plus 1.75%.

     In March 1998 and April 1998, the Company issued convertible notes (the "Notes") in the aggregate principal amount of $3,175,000. Of the Notes, notes in the principal amount of $1,700,000 (the "6% Notes") accrue at a rate of 6% per annum, with interest payable quarterly beginning July 1, 1998; any default in payment of interest triggers a default interest rate of 16% per annum. $1,000,000 of the Notes are three year convertible subordinated notes secured by the stock of Henlor with an interest rate of 15%. These notes are convertible at the election of the holders into Class A Shares at a rate of $1.50 per share. The remaining $475,000 of the Notes are three year unsecured subordinated debentures with an interest rate of 15%. These debentures are convertible at the holders' election into Class A Shares at a rate of $1.75% per share.

     In July and August 1998, the Company issued convertible debentures (the "Convertible Debentures") in the aggregate principal amount of $3,000,000. The Convertible Debentures bear interest at the rate of 7% per annum, payable quarterly beginning October 1, 1998, and mature in July and August, 2001, three years after their respective issuance dates. All or any portion of the Convertible Debentures may be converted to Class A Shares any time after 240 days from their respective dates of issuance. The Company's recent issuance of the Notes and the Convertible Debentures places further financial constraints on the Company. For a more complete discussion of the terms of such notes, see "Material Changes."

     In connection with the Company's recent acquisitions of Henlor, Windsor, and MSI, the Company and its wholly owned subsidiaries have issued four promissory notes in the aggregate principal amount of $6,254,379. Two subordinated promissory notes (the "Windsor Notes") in the aggregate outstanding principal amount of $5,300,000 were issued to Bentley International, Inc., the former sole shareholder of Windsor. Each of the Windsor Notes bears interest at a rate of 8% per annum. One of the Windsor Notes, in the outstanding principal amount of $3,000,000, matures on September 30, 1998. The second Windsor Note matures on April 30, 2002 and calls for quarterly payments of principal and interest commencing on July 1, 1999. One subordinated promissory note (the "MSI Note") with an outstanding principal balance of $460,000 and a maturity date of March 31, 1999, was issued to Robert M. Perkowitz, as trustee of the former shareholders of MSI. A promissory note (the "Henlor Note") at an interest rate of 8% per annum, in the aggregate principal amount of $794,379, with a maturity date of December 1, 2000, was issued by Henlor, Inc. to Michael H. Greeley, as representative for each of the former shareholders of Henlor.

     In connection with Interiors' recent acquisition of Troy, Interiors borrowed an additional $1,500,000 from United. The amount owing to United bears interest at an annual rate of prime plus 6% and matures in January 1999. In addition, on August 15, 1998 Troy had outstanding revolving bank debt of approximately $1,805,000 owing to Austin Financial, Inc. and Windsor had outstanding revolving bank debt of approximately $856,000 owing to Norwest Business Credit, Inc. The Troy indebtedness bears interest at an annual rate of prime plus 5 1/2% and is due in February 1999. The Windsor indebtedness bears interest at the prime rate and has a maturity date of September 1998.

     No assurances can be given that the Company will be able to enter into alternative financing arrangements, nor can assurances be given that such alternative arrangements will be on terms more favorable to the Company than, or comparable to, the Company's current financing arrangements.

CUSTOMER CONCENTRATION

     APF has historically conducted significant business activities with certain major customers, resulting in a concentration of revenues in that division from these customers. Revenues from shipments to three national fashion retailers, Victoria's Secret, Abercrombie & Fitch, and The Limited, represented in fiscal 1997, in the aggregate, approximately one-third of APF's total revenues. Artmaster, Windsor and Vanguard target moderate- to high-priced markets and share many of the same customers, which are primarily furniture retailers, home furnishings chains, furniture departments in department stores and catalogs. Among their leading customers are J.C. Penney Co., Sears Roebuck & Co., Levitz Furniture and Wickes Furniture. Troy targets lighting showrooms and home improvement centers, and its largest customer has historically been The Home Depot. On a pro forma basis, J.C. Penney Co. represented approximately 8% of the Company's total revenues for the twelve months ended March 31, 1998. There can be no assurance that Interiors will continue to receive orders from existing major customers. Should the Company's principal customers discontinue the placement of orders, the Company would be materially adversely affected.

RELIANCE ON OUTSIDE SUPPLIERS

     The Company purchases a wide variety of raw materials for use in its manufacturing operations, including metal, wood, hydrocal, paint, glass, gold leaf, plexiglass, corrugated packaging materials, matboards and composite resins. These materials are purchased from a wide variety of sources, and the Company has at least two, and often more, suppliers for each item used in its manufacturing process, and is therefore not dependent upon any sole supplier. Nevertheless, due to the specialized nature of the Company's business operations and materials requirements, should the present mix of suppliers change, a potential disruption to the Company's ability to manufacture, and a corresponding effect on revenues, could occur. Prices of certain commodities, including lumber, used in the Company's manufacturing operations fluctuate over time depending on factors such as weather and demand, which impact its availability and cause a corresponding change in prices. Upward trends in prices could have a short-term negative impact on the Company's margins.

RELIANCE ON TRADE NAME REPUTATION

     The Company's custom frame operation is conducted under the tradename "A.P.F. Master Framemakers," which tradename has been used in the custom frame business since 1955 and which the Company acquired in 1990. The Company believes that its ability to market its high-end custom picture and mirror frames has been based largely upon its reputation as a reliable source of high-quality frames suitable for use by nationally known museums, art galleries, decorators, fine frame retailers and collectors. As a result of this reliance on its reputation, if the Company's custom frame products or service were to become considered unreliable, or otherwise receive negative recognition, these operations could experience a significant adverse impact. Similarly, many of the Company's products carry the trademark "Lee Reynolds/(R)/," which is a recognized name in the decorative accessories industry. If this trademark or the products associated with the trademark were to receive negative recognition, sales of the Company's products would likely decrease, having an adverse impact on the Company's revenues.

COMPETITION

     Management believes that the sale of decorative accessories in the wholesale market is highly fragmented, with thousands of small, specialized manufacturers and distributors. Management is not currently aware of a manufacturer of upscale decorative accessories attempting to acquire or merge with several additional manufacturers of decorative accessories similar to the Company's acquisition strategy. However, there is no assurance that one or more other manufacturers may not engage in such an acquisition strategy, and in that case such manufacturer or manufacturers may have greater financial resources than the Company to complete such acquisitions, resulting in the Company's loss of market share, which could materially adversely affect the Company's business and financial condition. Furthermore, there can be no assurance that the Company's acquisition strategy will be successful.

RELIANCE ON KEY PERSONNEL, SKILLED CRAFTSMEN AND SALESPERSONS; LACK OF "KEY PERSON" LIFE INSURANCE FOR KEY PERSONNEL

     The Company is highly dependent on the services of several key personnel. Max Munn, President and Chief Executive Officer of the Company, has held both positions since 1995. Mr. Munn is based in New York and maintains responsibility for corporate strategy and acquisitions. Effective January 1, 1998, the Company entered into a five-year employment agreement with Mr. Munn. Dennis D. D'Amore is currently responsible for the day-to-day operations of the Company's decorative accessories operations, including manufacturing, marketing, sales and product development. In addition, Todd Langner serves as Senior Vice President of Sales and Marketing of the Company, and Ronald Taylor serves as Senior Vice President of Manufacturing of the Company. The loss of the services of any of these executives could have a material adverse effect upon the business and prospects of the Company. The Company does not currently maintain "key person" life insurance on any of its key personnel.

     The Company intends in the near future to create a number of senior management positions to help oversee the Company's growth and operations. The Company believes that its ability to manage its planned growth successfully will depend in large part on its ability to attract and retain highly skilled and qualified personnel. The inability to attract or retain such personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

     APF relies on its skilled craftsmen and creative designers with specialized skills in the design and crafting of its frames and the manufacture of other of its products. Although the Company attempts to hire and train skilled craftsmen, the inability of the Company to retain skilled craftsmen and creative designers may adversely affect the division's operations. Furthermore, APF is dependent on the showroom salespersons who have relationships with museum curators, art collectors, architects and other purchasers of "museum" quality picture frames. The loss of such persons could have a material adverse impact on the Company.

ENVIRONMENTAL REGULATIONS

     The Company is subject to federal, state and local governmental environmental protection laws, rules and regulations relating to its manufacturing operations. Any of these regulations could require the Company to acquire equipment or to incur substantial other expenses to comply with environmental regulations. If substantial additional expenses were incurred by the Company, product costs could increase significantly, thus materially adversely affecting the Company's business, financial condition and results of operations. The Company believes that its facilities are in material compliance with all applicable laws, rules and regulations, and that it has obtained all material permits necessary to conduct its business. Any failure by the Company to comply with present or future environmental laws, rules and regulations could result in fines imposed on the Company, suspension of production or cessation of operations, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

POSSIBILITY OF LITIGATION INVOLVING WORKS OF ART

     Although the Company endeavors to buy designs and products which it believes the supplier has the right to distribute, in the event an artist of the distributed work claims that his or her copyright has been violated, the Company may be joined in any action against the supplier for infringement. Each of the Company's contributing artists and vendors is required to execute and return to the Company a certificate stating that the merchandise conforms to all federal and state laws as to labeling, brands, etc., and agreeing to indemnify the Company against claims arising from violation of trademark, patent or similar laws; however, there can be no assurance that the Company would be successful in enforcing any such agreement. The Company knows of no such claims which have been asserted nor lawsuits which have been threatened other than as disclosed herein. There can be no assurance that claims or lawsuits will not arise in the future or that the cost of defending such actions will not be material. There can be no assurance that the Company has obtained sufficient insurance coverage, or that the Company will have sufficient resources, to satisfy any such claims or lawsuits.

YEAR 2000

     Interiors is currently in the process of restructuring its computer system in order to prevent any disruption in operations involving the transition of dates from 1999 to 2000 and expects to be fully Year 2000 compliant by such time. Interiors has already performed a full evaluation of its Year 2000 compliance needs with respect to its computer system and has authorized funding and contracted with a Year 2000 consulting service to meet those needs. If due to an unforseen circumstance, Interiors cannot achieve complete Year 2000 compliance by the year 2000, Interiors is prepared to institute temporary computer modifications which will allow it to transition from the year 1999 to the year 2000 with only minor disruptions. These disruptions are not anticipated to have any material effect on Interiors' operations.

     Although the Company has not completed its assessment of potential Year 2000 related problems among third parties upon which it relies, including its suppliers and its customers, the Company does not anticipate any material disruption in its business as a result of any such potential Year 2000 related problems.

VOTING CONTROL BY RELATED PARTY AND ESCROW AGENT

     Laurie Munn, wife of the Company's President and Chief Executive Officer, owns approximately 49%, and Michael Levine, Esq., as escrow agent, holds approximately 51% (the "Escrow Shares"), of the Company's issued and outstanding shares of Class B Common Stock, $.001 par value per share (the "Class B Shares"). Each Class B Share (except for the Escrow Shares) entitles the holder thereof to five non-cumulative votes per share, or in the aggregate approximately 42% of the votes, on all matters on which stockholders may vote at meetings of stockholders (assuming that none of the outstanding warrants are exercised or outstanding Series A Preferred Shares are converted). Accordingly, these two individuals may be in a position to influence the election of the Company's directors and the course of the Company's business affairs. The Escrow Shares are entitled to vote only in the event of the Company's default under its settlement agreement with Ann Stevens, a former Company executive.
See "Possible Change of Control" below. The Company is not currently in default on its obligation under the settlement agreement. On January 8, 1998, Laurie Munn obtained an option to acquire the Escrow Shares in consideration, among other things, for her continuing personal guarantees of Company obligations to several lenders.

POSSIBLE CHANGE OF CONTROL

     In fiscal year 1996 and 1997, the Company experienced various legal proceedings among the Company's President and Chief Executive Officer, his wife, other members of the Company's Board of Directors, a former member of the Company's Board of Directors, and such former member's wife who was also a Company executive. The parties to these various actions have entered into various agreements in settlement of all differences. Under the terms of settlement, the Company must, among other things, provide over seven years beginning June 1996 bi-weekly payments in the amount of $3,654 to Ann Stevens in settlement of her employment agreement with the Company. Ms. Stevens' attorney, Michael Levine, Esq., has been appointed escrow agent and was issued the Escrow Shares (see "--Voting Control by Related Party and Escrow Agent") together with 7,500,000 Class A Shares. Mr. Levine is empowered to vote these shares, which represent in the aggregate approximately 48% of the votes on which stockholders may vote at meetings of stockholders, to replace the Company's Board of Directors in the event of the Company's default of its obligations under the settlement agreements. After the Company fully performs under the settlement agreements, the shares held in escrow will be returned to the Company.

     In addition to the foregoing, as part of the terms of the Agreement and Plan of Merger (the "MSI Merger Agreement") among the Company, its wholly-owned subsidiary Artmaster Studios, Inc. ("Artmaster"), and MSI, and certain former shareholders of MSI, Laurie Munn, the holder of 49% of the Class B Shares, executed an irrevocable proxy appointing Robert M. Perkowitz, as trustee for the former shareholders of MSI (the "Proxyholder"), as her attorney-in-fact, if an event of default occurs under either of the MSI Notes. The proxy appoints the Proxyholder to attend any meeting of shareholders of the Company in Ms. Munn's stead, and to vote the Class B Shares held by

Ms. Munn in the Proxyholder's complete and absolute discretion. One of the MSI Notes further provides that an event of default under such Note triggers the issuance to the Proxyholder of Class A Shares having a fair market value of $5 million. Accordingly, if an event of default occurs under the MSI Notes, the Proxyholder may be in a position to influence the election of the Company's directors and the course of the Company's business affairs.

POTENTIAL DILUTION OF CLASS A SHARES

     The issued and outstanding shares of Class A Stock are subject to dilution upon the conversion of issued and outstanding Class B Shares (other than the Escrow Shares) and Series A preferred stock, conversion of certain convertible notes and debentures and upon exercise of currently outstanding warrants and options. In addition, in connection with recent and continuing acquisitions, the Company may be required to issue additional shares of Class A Shares to the former shareholders of the acquired companies under certain circumstances.

     The anticipated financing requirements of the Company, as well as the proposed merger with Decor, will likely cause Interiors to issue substantial amounts of its securities in the future by way of private or public offerings or exchange offerings of the Company's securities or other financing arrangements. It can be expected that such additional issuances will substantially dilute the public ownership as well as reduce the voting power and ownership percentage of Class A Shareholders. Inasmuch as the Company may, in the future, issue authorized shares of common stock or preferred stock without prior stockholder approval, there may be substantial dilution to the interests of the Company's stockholders. In addition, a stockholder's pro rata ownership interest in the Company may be reduced to the extent of the issuance or exercise of any options or warrants relating to Class A Shares.

VOLATILITY OF SHARE PRICE

     The trading prices of the Class A Shares may be subject to wide fluctuations. Factors such as variations in operating results, adverse results in litigation, governmental regulation or general economic and market conditions may adversely affect the market price of the Class A Shares.

NO DIVIDENDS ON CLASS A SHARES

     To date, the Company has never declared nor paid cash dividends on the Class A Shares. For the foreseeable future, the Company does not anticipate declaring or paying any cash dividends on the Class A Shares.

POTENTIAL RESCISSION RIGHTS

     From the date of the Company's Initial Public Offering on June 15, 1994 through June 1, 1998, the Company has issued approximately 1,959,579 Class A Shares upon the exercise of Redeemable Warrants and the conversion of Series A Preferred Shares. Certain of these Class A Shares may have been issued by the Company in violation of the requirement under the Securities Act of 1933, as amended, in that the Company may have failed to deliver to the purchasers of such Class A Shares a prospectus meeting the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended. Accordingly, certain holders of such Class A Shares may have the right to recover from the Company the consideration paid for such Class A Shares or damages as prescribed by applicable securities laws.

CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS; POTENTIAL ANTI-TAKEOVER EFFECT

     The Company's bylaws contain provisions which may discourage certain transactions which involve an actual or threatened change in control of the Company. The bylaws provide that certain vacancies on the Board of Directors shall be filled by a majority of the remaining directors then in office, limit the ability to call a special meeting of stockholders, and require that no proposal by a stockholder be presented for vote at a special or annual meeting of stockholders unless the stockholder provides the Board of Directors or the Secretary of the Company with written notice of intention to present a proposal for action at the meeting in accordance with the bylaws.

     The Company has expressly not opted out of, and is therefore subject to,
Section 203 of the Delaware General Corporation Law regulating "business combinations" between Delaware corporations and "interested stockholders."
Under this provision, a corporation subject to Section 203 may not engage in any business combination with any interested stockholder for a period of three years from the date of such person became an interested stockholder unless certain conditions are satisfied. This provision may also have the effect of delaying or preventing a change in control of the Company.

     As permitted by the Delaware General Corporation Law, the Company's Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of the fiduciary duty of care as a director, except under certain circumstances including breach of the director's duty of loyalty to the Company or its stockholders or entering into any transaction from which the director derived an improper personal benefit. See "Indemnification of Directors and Officers."

NO ASSURANCE OF CONTINUED PUBLIC TRADING MARKET OR CONTINUED NASDAQ INCLUSION

     Prior to the Company's Initial Public Offering, which took place on June 23, 1994, there was no established trading market for any of the Company's securities. In connection with the Initial Public Offering, the Company applied for, and was granted, inclusion of the Class A Shares on the Nasdaq SmallCap Market ("NASDAQ"). The Class A Shares commenced quotation on NASDAQ on June 23, 1994 under the symbol "INTXA". However, there can be no assurance given that the Company will be able to satisfy the requirements for continued quotation, that such quotation will otherwise continue or that any market for the Company's securities that has developed since completion of the Initial Public Offering will continue or be sustained. If for any reason, however, the Class A Shares are not eligible for continued listing or a public trading market does not develop, purchasers of the Class A Shares may have difficulty selling their securities should they desire to do so.

POSSIBLE NASDAQ DELISTING; POTENTIAL REGULATION AS A PENNY STOCK

     The continued trading of the Class A Shares on NASDAQ is conditioned upon the Company's meeting certain quantitative and qualitative requirements regarding assets, capital, earnings surplus, stock price and corporate governance features. The National Association of Securities Dealers, Inc. revised the standards for continued listing effective February 23, 1998, which standards include: (i) maintenance of any of (x) $2,000,000 of net tangible assets, (y) $35,000,000 of market capitalization, or (z) $500,000 of net income for two of the last three years; (ii) at least 500,000 shares in public float valued at $1,000,000 or more; (iii) a minimum bid price for Class A Shares of $1.00; (iv) at least two market makers; and (v) at least 300 holders of Class A Shares.

     As of March 31, 1998, the Company had net tangible assets of approximately $5,442,000. The Company has not received any notice from NASDAQ that the Company is not currently in compliance with the new requirements for continued listing, although NASDAQ has inquired as to whether certain requirements are being maintained. There can be no assurance that the Company will be successful in maintaining these criteria. To the extent the Company is unable to satisfy the new maintenance criteria, the Class A Shares will be subject to being delisted, and trading in the Class A Shares thereafter, if any, will likely be conducted in the over-the-counter markets in the so-called "pink sheets" or the National Association of Securities Dealers' Electronic Bulletin Board. As a consequence of any such delisting, it is expected that the stockholders of the Company would find it more difficult to dispose of, or to obtain accurate
quotations as to the market value of, the Class A Shares.   In addition, any
such delisting will make the Class A Shares substantially less attractive as collateral for margin and purpose loans, for investment by financial institutions under their internal policies or state legal investment laws, as consideration in future capital raising transactions.

     In the event that the Class A Shares are no longer approved for quotation on NASDAQ the Class A Shares may become subject to regulation as a "penny stock." The Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price or exercise price less than $5.00 per share, subject to certain exceptions, including listing on NASDAQ. If the Class A Shares are removed from listing by NASDAQ and no other exception applies, the Class A Shares may become subject to the Commission's Penny Stock Rules, Rule l5g-1 through Rule l5g-9 under the Exchange Act. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the penny stock rules may restrict the ability of broker-dealers to sell the Company's securities and may affect the ability of holders to sell the Company's securities in the secondary market and the price at which such holders can sell any such securities. Rule l5g-9 under the Exchange Act imposes additional sales practice requirements on broker-dealers who sell such securities except in transactions exempted from such rule, including transactions meeting the requirements of Rule 505 or 506 of Regulation D promulgated under the Securities Act and transactions in which the purchaser is an institutional accredited investor or an established customer of the broker-dealer.

                                MATERIAL CHANGES

     In March 1998 and April 1998, the Company issued Notes in the aggregate principal amount of $3,175,000. Of the Notes, the 6% Notes in the principal amount of $1,700,000 accrue at a rate of 6% per annum, with interest payable quarterly beginning July 1, 1998; any default in payment of interest triggers a default interest rate of 16% per annum. The maturity date of the 6% Notes is March 19, 2000. Events of default under these notes include: failure to make timely payment; breach of a covenant; breach of a representation or warranty; judgments in excess of $50,000 which remain outstanding for 45 days; delisting of the Class A Shares from NASDAQ; Commission stop trade order or NASDAQ trading suspension with respect to the Class A Shares for 10 days or more; or a failure to register the Class A Shares in accordance with the subscription agreements between the Company and the noteholders. $1,000,000 of the Notes are three year convertible subordinated notes secured by the stock of Henlor with an interest rate of 15%. These notes are convertible at the election of the holders into Class A Shares at a rate of $1.50 per share. The remaining $475,000 of the Notes are three year unsecured subordinated debentures with an interest rate of 15%. These debentures are convertible at the holders' election into Class A Shares at a rate of $1.75 per share. Attached to certain of the Notes are Note Warrants to purchase an aggregate of 320,833 Class A Shares with expiration dates identical to the maturity dates of the Notes to which they are attached. These exercise prices range from $1.75 to $2.00 per Note Warrant. In addition, 15,000 Class B Warrants and 15,000 Class C Warrants were issued in connection with the issuance of certain Notes.

     The 6% Notes are convertible into Class A Shares according to the following terms: one-half of the principal amount of the 6% Notes are convertible at the election of the noteholders from and after 180 days after the date of issuance and at any time prior to full repayment of the principal amount of the 6% Notes; the entire principal amount of the 6% Notes is convertible at the election of the noteholders from and after 270 days after the date of issuance and at any time prior to full repayment of the principal amount of the 6% Notes. The Conversion Price for the 6% Notes is the lower of (i) the closing bid price for the Class A Shares on NASDAQ; (ii) if the conversion date is less than 270 days after the date of issuance, 80% of the average closing bid price for Class A Shares on NASDAQ for the 5 trading days immediately preceding (but not including) the conversion date; or (iii) if the conversion date is more than 270 days after the date of issuance, 75% of the average closing bid price for Class A Shares on NASDAQ for the 5 trading days immediately preceding (but not including) the conversion date. The Conversion Price is adjustable in the event of a merger, sale of assets, reclassification of the Class A Shares, stock splits, and additional share issuances at less than the Conversion Price.

     On April 21, 1998, the Company and Decor entered into an Agreement and Plan of Merger approved by their respective Boards of Directors, whereby each issued and outstanding share of common stock, par value $.0001 per share, of Decor (other than those owned by the Company), will be converted into the right to receive 0.50 Class A Shares. Upon and in the event of the consummation of the merger of Decor with and into the Company, the Company will engage in the design, manufacturing and marketing of metal wall, table and freestanding sculptures. The Company has been an affiliate of Decor since the inception of Decor in 1996, and as of the date of the announcement of the merger owned approximately 86% of the voting securities of Decor. The transactions contemplated by the Agreement and Plan of Merger with Decor will result in the issuance of approximately 1,000,000 Class A Shares.

     On July 30, 1998, the Company consummated the transactions contemplated by that certain Stock Purchase Agreement dated July 7, 1998 between the Company and Bentley International, Inc. ("Bentley"). Pursuant to the agreement, the Company purchased all of the issued and outstanding shares of Windsor. Windsor engages in the manufacture and distribution of decorative mirrors and framed prints to furniture stores, designers, hotels and department stores throughout the United States. The purchase price paid to Bentley consisted of a cash payment of $1,706,992 and the delivery of two secured subordinated promissory notes in the aggregate principal amount of $5,300,000. Each of the Windsor Notes bears interest at a rate of 8% per annum. One of the Windsor Notes, in the outstanding principal amount of $3,000,000, matures on September 30, 1998. The second Windsor Note matures on April 30, 2002 and calls for quarterly payments of principal and interest commencing on July 1, 1999. Concurrently with the purchase of the shares of Windsor, the Company purchased 150,000 shares of common stock of Bentley and a warrant to purchase 300,000 shares of common stock of Bentley. The purchase price paid to Bentley for such shares and warrant consisted of the issuance of 1,500,000 Class A Shares.

     On August 14, 1998, the Company consummated the transaction contemplated by that certain Agreement and Plan of Merger dated July 2, 1998 by and among the Company, Troy and others, pursuant to which a wholly-owned subsidiary of the Company merged with and into Troy, with Troy continuing as the surviving corporation and a wholly-owned subsidiary of the Company. Troy engages in the manufacture and distribution of decorative lighting fixtures. The merger consideration paid by the Company consisted of a cash payment of $250,000 and the delivery of 650,000 Class A Shares. Such merger consideration is subject to an adjustment on July 2, 1999. based upon the fair market value of Class A Shares, of up to 65,000 Class A Shares and an indeterminate amount of cash. In addition, the Company agreed to cause Troy to repay $1,700,000 in indebtedness to certain former shareholders of Troy.

    In July and August 1998, the Company issued Convertible Debentures in the aggregate principal amount of $3,000,000. The Convertible Debentures bear interest at the rate of 7% per annum, payable quarterly beginning October 1, 1998, and mature in July and August, 2001, three years after their respective issuance dates. Any or all portion of the Convertible Debentures may be converted to Class A Shares any time after 240 days from their respective dates of issuance. Upon conversion, the holders of the Convertible Debentures will receive Class A Shares equal to the sum found by dividing the principal amount being converted, plus any accrued and unpaid interest on that amount, by the lesser of (i) 80% of the average closing bid during the three day trading period immediately preceding the conversion or (ii) $2.10. The Convertible Debentures must be converted at their respective dates of maturity if: (i) the Class A Shares are listed on the OTC Bulletin Board or NASDAQ, (ii) the bid price of the Class A Shares is greater than $1.00 for the ten trading days immediately preceding the maturity date, (iii) there has not been any suspension in the trading of the Class A Shares on the OTC Bulletin Board or NASDAQ during the thirty trading days immediately preceding the maturity date, and (iv) the Company has been in full compliance with the terms and conditions of the Convertible Debenture agreement. If these conditions are not satisfied, the Company is required to pay the holders of the Convertible Debentures a sum of cash equal to the market value of the Class A Shares which such holders would have received if the Convertible Debentures had been converted.

     The Convertible Debentures are callable by the Company subject to the following provisions: At any time up to the 240/th/ day from the respective dates of issuance of the Convertible Debentures, the Company may redeem all or any portion of a Convertible Debenture for the cash value of the principal amount being redeemed, plus any accrued and unpaid interest on that portion of the principal amount being redeemed. At any time after the 240/th/ day from the respective dates of issuance of the Convertible Debentures, the Company may redeem all or any portion of a Convertible Debenture for the cash value of the principal amount being redeemed, plus any accrued and unpaid interest on that portion of the principal amount being redeemed, plus a surcharge equal to 10% of the principal amount being redeemed plus 2% of the principal amount being redeemed for each 30 day period, or portion thereof, following the 270/th/ day from respective dates of issuance of the Convertible Debentures.

     In conjunction with the issuance of the Convertible Debentures, the Company issued Common Stock Purchase Warrants ("A Warrants") to the holders of the Convertible Debentures. The A Warrants expire five years from their respective dates of issue and allow the holders to purchase 1,339,286 Class A Shares in the aggregate at an exercise price equal to the lesser of (i) 120% of the closing bid price of the Class A Shares on the trading day immediately preceding the respective issuance dates of the A Warrants, plus an amount equal to the Exercise Premium (as defined below) or (ii) 120% of the closing bid price of the Class A Shares on the Reset Date, which shall be a single date during the period commencing on the 91/st/ day after the respective issuance dates of the A Warrants through and including the 210/th/ day after the respective issuance dates of the A Warrants, to be designated by the holder of the A Warrant, plus an amount equal to the Exercise Premium. The "Exercise Premium" will be equal to 1/2 of the closing bid price of the Class A Shares on the trading day immediately preceding the exercise date of the A Warrant in question, less $4.11 per Class A Share, unless such closing bid price is less than $4.11 per share, in which case the Exercise Premium shall be $0.00.

     Holders of A Warrants may not exercise the A Warrants except according to the following schedule: Except as noted below, after 90 days from the respective dates of issue of the A Warrants the Holder may exercise 1/6 of the aggregate number of the A Warrants originally issued on their respective dates of issue. After each subsequent 30 day period, another 1/6 of the aggregate number of the A Warrants original issuable on the respective dates of issue may be exercised. However, if the A Warrants would terminate at an earlier date due to (i) a conveyance of all or substantially all of the Company's assets, or (ii) a transaction where greater than 50% of the voting power of the Company is disposed of solely in exchange for cash, the A Warrants may be exercised on their date of termination. If 50% or more of the voting power of the Company is disposed of in an exchange other than an exchange solely for cash, the A Warrants may be used to purchase whatever assets or securities that the holders of the A Warrants would have been able to acquire had the A Warrants been previously used to purchase Class A Shares.

     In conjunction with the issuance of the Convertible Debentures, the Company issued Common Stock Purchase Warrants ("B Warrants") to a finder. The B Warrants expire five years from their respective dates of issue and allow the holder to purchase 112,500 Class A Shares in the aggregate at an exercise price of $2.10 per Class A Share. If 50% or more of the voting power of the Company is disposed of in an exchange other than an exchange solely for cash, the B Warrants may be used to purchase whatever assets or securities that the holder of the B Warrants would have been able to acquire had the B Warrants been previously used to purchase Class A Shares.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

     Class A Shares. The Certificate of Incorporation of the Company authorizes the issuance of up to 60,000,000 Class A Shares, of which 21,772,324 are issued and outstanding as of August 24, 1998. Each Class A Share is entitled to one non-cumulative vote per share on all matters on which stockholders may vote at meetings of stockholders. The Class A Shares are not convertible into any other securities of the Company.

     Class B Shares. The Certificate of Incorporation of the Company authorizes the issuance of up to 2,500,000 Class B Shares of which 2,105,000 are issued and outstanding as of August 24, 1998. Each Class B Share is entitled to five non-cumulative votes per share on all matters on which stockholders may vote at meetings of stockholders. The Class B Shares are convertible on a one-for-one basis at any time after issuance at the option of the holder into Class A Shares. Issuance of Class B Shares could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of Class A Shares.

      The holders of Class A Shares and Class B Shares (collectively, "Common Stock"): (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock, upon liquidation, dissolution or winding up of the affairs of the Company; and (iii) do not have preemptive or subscription rights and there are no redemption or sinking fund provisions applicable thereto. All shares of Common Stock issued and outstanding are duly authorized, fully paid and nonassessable. Except as otherwise required by law, the holders of Common Stock shall vote together as a single class on all matters.

PREFERRED STOCK

     The Certificate of Incorporation of the Company authorizes the issuance of up to 5,300,000 shares of Preferred Stock, $.01 par value per share. Of this amount, 2,870,000 shares have been designated as Series A, 10% Cumulative Convertible Preferred Stock (the "Series A Preferred Shares") The Board of Directors is authorized to issue shares of Preferred Stock from time to time in one or more series and, subject to the limitations contained in the Certificate of Incorporation and any limitations prescribed by law, to establish and designate any such series and to fix the number of shares and the relative conversion rights, voting rights and terms of redemption (including sinking fund provisions) and liquidation preferences. If shares of Preferred Stock are issued with voting rights, such issuance could affect the voting rights of the holders of the Company's Class A Shares by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights. Shares of Preferred Stock with conversion rights could potentially increase the number of Class A Shares outstanding. Issuance of Preferred Stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of Class A Shares. Also, Preferred Stock could have preferences over the Class A Shares (and other series of stock) with respect to dividends and liquidation rights.

     SERIES A 10% CUMULATIVE CONVERTIBLE PREFERRED STOCK

     The Series A Preferred Stock consists of 2,870,000 shares, of which 552,788 shares were issued and outstanding as of August 24, 1998. After September 17, 2000, each Series A Preferred Share is redeemable by the Company in whole or in part at $5.50 per share upon 30 days prior written notice. Each Series A Preferred Share is convertible, subject to adjustment, into three shares of Class A Common Stock of the Company. The Series A Preferred Stock is entitled to a dividend, prior to any payment of dividends on the Class A or Class B Common Stock, of $0.50 per share per annum payable in semi-annual installments of $0.25 per share. If the Series A Preferred Stock dividend is not paid, it accumulates until paid in full to date. The Company may elect to pay the Series A Preferred Stock dividend either in cash or in shares of Class A Common Stock, which Class A Common Stock shall be issued for such purposes on the basis of the average closing prices of the Class A Common Stock for the ten business days prior to the date of declaration of the Series A Preferred Stock dividend. The Series A Preferred Stock shall not have any right to vote except to the extent, if any, required by Delaware law. Upon liquidation of the Company, each Series A Preferred Share is entitled to receive $5.00 plus accrued and unpaid dividends before any payment is made to the holders of Common Stock.

                              PLAN OF DISTRIBUTION

     Pursuant to two Registration Rights Agreements executed in conjunction with the sale of the Convertible Debentures, the Company has agreed to maintain the effectiveness of the Registration Statement until the earlier of (i) the date that all of the Class A Shares underlying the Convertible Debentures and related A Warrants and B

Warrants are sold pursuant to the Registration Statement, (ii) the date the holders thereof receive an opinion of counsel that all of such securities may be sold pursuant to Rule 144 promulgated under the Exchange Act or (iii) five years from the respective dates of issuance of the Convertible Debentures.

     All Class A Shares registered hereby are offered by the Selling Security Holders. The Class A Shares may be sold from time to time by the Selling Security Holders. Such sales may be made in one or more exchanges or in the over-the-counter market (including the NASDAQ National Market System) or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Class A Shares may be sold by one or more of the following: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Class A Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this Prospectus; (c) certain distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, broker-dealers engaged by the Selling Security Holders may arrange for other broker-dealers to participate in the resales.

     Those Class A Shares issued in connection with the Bentley acquisition will be held in escrow until the later of (i) July 30, 1999, or (ii) the day which the last pending indemnification claim made by the Company against the Class A Shares and arising out of the Windsor acquisition has been resolved. After this date, the Class A Shares will be held by the voting trust created under the Interiors, Inc. Voting Trust Agreement No. 1, which requires that such Class A Shares be held by such voting trust until the Class A Shares are transferred or the parties consent to the termination of the voting trust. Max Munn and Lloyd
R. Abrams will act as the voting trustees of the voting trust.

     Those Class A Shares issued in connection with the Troy acquisition will be held in escrow by U.S. Bank Trust (the "Escrow Agent") until the later of (i) September 10, 1999, or (ii) the day which the last pending indemnification claim made by the Company against the former Troy shareholders and arising out of the Troy acquisition has been resolved. Beginning on July 2, 1999, however, the Escrow Agent shall sell the Class A Shares over a 10 week period; thereafter, the Escrow Agent will distribute the proceeds from such sales to the former Troy shareholders to the extent there are no pending or unpaid claims by the Company against the former Troy shareholders.

     The remaining Class A Shares covered by this Prospectus are issuable upon
(i) exercise of the Debentures, (ii) exercise of the A Warrants, (iii) exercise of the B Warrants, or (iv) exercise of the Options. See "Material Changes" for a description of these securities.

     The Company will not receive any proceeds from the sale of the Class A Shares by the Selling Security Holders. The Company has agreed to bear all expenses of registration of the Class A Shares (excluding fees and expenses of counsel to the Selling Security Holders). Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with the sale of the Class A Shares will be borne by the Selling Security Holders selling such Class A Shares. In addition, the Company has agreed to indemnify certain Selling Security Holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

     Notwithstanding the registration of the Class A Shares, the Selling Security Holders have no obligation to sell all or any portion of the Class A Shares, other than those Class A Shares issued in connection with the Troy acquisition.


                                USE OF PROCEEDS

     The Company will receive no proceeds from the sale of the Class A Shares offered hereby by the Selling Security Holders. The effect upon the Company of the conversion of the Convertible Debentures will be the discharge of long term debt obligations in the aggregate amount of $3,000,000 (assuming that the Convertible

Debentures are converted in full into Class A Shares). A maximum of 1,076,786 Class A Shares can be purchased upon exercise of some or all of the A Warrants. The Company shall receive, per Class A Share purchased, (i) 120% of the closing bid price of the Class A Shares on the trading day immediately preceding the respective issuance dates of the A Warrants, plus an amount equal to the Exercise Premium or (ii) 120% of the closing bid price of the Class A Shares on the Reset Date, which shall be a single date during the period commencing on the 91/st/ day after the respective issuance dates of the A Warrants through and including the 210/th/ day after the respective issuance dates of the A Warrants, to be designated by the Holder of the A Warrant, plus an amount equal to the Exercise Premium. The Company will receive a maximum of $236,250 upon exercise of the B Warrants (assuming that the B Warrants are exercised to purchase the maximum number of Class A Shares purchasable upon the exercise thereof). The proceeds received by the Company upon exercise of the A Warrants and B Warrants, if any, will be used for working capital.

                            SELLING SECURITY HOLDERS

          The following table sets forth as of August 24, 1998, and upon completion of the offering described in this Prospectus, information with regard to the beneficial ownership of the Company's Common Stock by the Selling Security Holders. The Selling Security Holders may not have a present intention of selling the Class A Shares and may offer no Class A Shares for sale or less than the number of Class A Shares indicated, or may sell the Class A Shares by a means other than this offering.


                                               Class A Shares                                Class A Shares
                                                Beneficially                                  Beneficially
                                          Owned Before Offering              Class A       Owned After Offering
                                          ---------------------             Shares to      --------------------
Name**                                    Number        Percentage/(1)/   be Offered/(2)/   Number    Percentage
------                                    ------        ----------        ----------        ------    ----------
James McCorry                                44,431/(3)/       *                  44,431       0        0%

U.S. Bank Trust/(4)/                      1,500,000            4.7%            1,500,000       0        0%

U.S. Bank Trust/(5)/                        650,000/(6)/(7)/   2.0%/(7)/         650,000/(7)/  0        0%

Sovereign Partners, L.P./(6)//(8)/        2,319,929            7.2%            2,319,929       0        0%
365 Bay Street, 10th Floor
Toronto, Ontario  M5H 2V2

Dominion Capital Fund, Ltd./(6)//(9)/     2,319,929            7.2%            2,319,929       0        0%
365 Bay Street, 10th Floor
Toronto, Ontario  M5H 2V2

RBB Bank A.G./(6)//(10)/                  3,282,419           10.3%            3,282,419       0        0%
Burgring 16, 8010 Graz
Austria

Cardinal Capital Management/(6)//(11)/      112,500            *                 112,500       0        0%
---------

* Less than 1%.

** Address provided for beneficial owners of more than 5% of the Company's Class A Shares.

(1) Based on 32,001,532 Class A Shares, constituting 21,772,324 Class A Shares issued and outstanding on August 24, 1998, and 10,229,208 Class A Shares to be offered in connection with the offering described in this Prospectus.

(2) The Selling Shareholders may offer less than the amount of Class A Shares indicated. No representation is made that any Class A Shares will or will not be offered for sale.

(3) Based on a price per Class A Share of $1.6875. The number of shares issued is subject to change according to fluctuations in the price per Class A Share as reported by NASDAQ. See "Material Changes."

(4) The Class A Shares held by U.S. Bank Trust in escrow will be sold no earlier than July 30, 1999. See "Plan of Distribution." Until the termination of such escrow, any Class A Shares shall be placed in a voting trust which shall be governed by the Interiors Voting Trust Agreement No. 1. Bentley does not have the power to vote or dispose of such Class A Shares. Accordingly, Bentley disclaims beneficial ownership of such Class A Shares.

(5) The Class A Shares held by U.S. Bank Trust in escrow will be sold no earlier than July 2, 1999. See "Plan of Distribution." Once sold, the proceeds will be distributed in varying amounts to the former shareholders of Troy.

(6) The Subscription Agreements relating to the sale of the Convertible Debentures prohibit the conversion of any portion of a debenture which would result in the holder being deemed be beneficial owner of more than 4.99% or more of the issued and outstanding common stock of the Company. The Company has been advised by the purchasers of the Convertible Debentures that they are not acting in concert and interpret the foregoing ownership restriction as applicable to each holder of the Convertible Debentures individually.

(7) Does not include 65,000 Class A Shares which may be issued by the Company on July 2, 1999 to the former shareholders of Troy as an adjustment to the consideration received by such former shareholders in connection with the Company's acquisition of Troy.

(8) Includes (i) 1,918,143 Class A Shares, constituting 200% of the total number of Class A Shares estimated to be issued upon conversion of the Convertible Debentures held by such holder if the entire principal amount of such Convertible Debentures were converted on September 2, 1998 and (ii) 401,786 Class A Shares issuable upon the exercise of A Warrants held by such holder.

(9) Includes (i) 1,918,143 Class A Shares, constituting 200% of the total number of Class A Shares estimated to be issued upon conversion of the Convertible Debentures held by such holder if the entire principal amount of such Convertible Debentures were converted on September 2, 1998 and (ii) 401,786 Class A Shares issuable upon the exercise of A Warrants held by such holder.

(10) Includes (i) 2,746,705 Class A Shares, constituting 200% of the total number of Class A Shares estimated to be issued upon conversion of the Convertible Debentures held by such holder if the entire principal amount of such Convertible Debentures were converted on September 2, 1998 and (ii) 535,714 Class A Shares issuable upon the exercise of A Warrants held by such holder.

(11) Represents Class A Shares issuable upon the exercise of B Warrants.

                                    EXPERTS

          The Form 10-KSB for the year ended June 30, 1997 incorporated by reference in this Registration Statement has been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report which includes an explanatory fourth paragraph with respect to the Company's ability to continue as a going concern. The Company's Current Report on Form 8-K, as filed with the Commission on March 25, 1998 and as amended by the Company's Current Report on Form 8-K/A as filed with the Commission on May 26, 1998 incorporated by reference in this Registration Statement includes financial statements of Henlor which have been audited by Thomashow, Brown & Paialii, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said report. Company's Current Report on Form 8-K, as filed with the Commission on April 6, 1998 and as amended by the Company's Current Report on Form 8-K/A as filed with the Commission on May 29, 1998 incorporated by reference in this Registration Statement includes financial statements of MSI which have been audited by Kellogg & Andelson, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said report.

                   INDEMNIFICATION OF OFFICERS AND DIRECTORS

          Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of the performance of their duties as directors and officers provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) arising under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

          The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, vote of shareholders or otherwise.

          Article Seven of Interior's Certificate of Incorporation eliminates the personal liability of directors to the fullest extent permitted by section 102(b)(7) of the Delaware General Corporation Law.

          The effect of the foregoing is to require the Company to indemnify the officers and directors of the Company for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

          The above discussion of the Company's Bylaws, Certificate of Incorporation and indemnification agreements and of Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by such Bylaws, Certificate of Incorporation, indemnification agreements and statute. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART II   INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.
--------

     The fees and expenses payable by the Company in connection with the sale of the shares of Common Stock being registered are estimated as follows:


                                                        Amount
                                                        ------
     SEC Filing Fee..............................   $ 3,680.97

     Legal Fees and Expenses.....................      10,000*

     Accounting Fees.............................      10,000*

     Consulting Fees.............................            0

     Printing Expenses...........................       1,250*

     Miscellaneous...............................       5,000*

               Total.............................    29,930.97
                                                     ---------

     _________

     * Estimated

Item 15.  Indemnification of Directors and Officers.
--------

          Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of the performance of their duties as directors and officers provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) arising under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

          The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, vote of shareholders or otherwise.

          Article Seven of the Company's Certificate of Incorporation eliminates the personal liability of directors to the fullest extent permitted by section 102(b)(7) of the Delaware General Corporation Law.

          The effect of the foregoing is to require the Company to indemnify the officers and directors of the Company for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

          The above discussion of the Company's Bylaws, Certificate of Incorporation and indemnification agreements and of Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by such Bylaws, Certificate of Incorporation, indemnification agreements and statute.


Item 16.       Exhibits.
--------
    4          Instruments Defining Rights of Class A Shareholders.
               (Incorporated by reference to Exhibits 4.1, 4.3, and 4.4 of the
               Company's Annual Report on Form 10-KSB/A for the year ended June
               30, 1996, as amended July 15, 1997).

    5 Opinion of counsel as to legality of securities being registered.*

 23.1          Consent of Arthur Andersen LLP, independent auditors.*

 23.2          Consent of Kellogg & Andelson, independent auditors.*

 23.3          Consent of Thomashow, Brown & Paialii, independent auditors.*

 24.1          Power of Attorney (included herein on the signature page).

*  To be filed by amendment.

Item 17.  Undertakings.
--------

 The undersigned Company hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) Reflect in the Prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

          (iii) Include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this Registration Statement;

 Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the
 --------  -------
 information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
 Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of post-effective amendment any of the securities which remain unsold at the termination of the offering.

 Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mt. Vernon, State of New York, on September 10, 1998.


                         INTERIORS, INC.
                         a Delaware corporation



                         By:  /s/ MAX MUNN
                              ------------------------------------------------
                              Max Munn, President and Chief Executive Officer


  KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Max Munn his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement and any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

  In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 was signed by the following persons in the capacities and on the dates stated.


Signature                                          Title                               Date
---------                                          -----                               ----

/s/ MAX MUNN                         President, Chief Executive Officer,          September 9, 1998
-----------------------------------  Director
Max Munn


/s/ ROGER LOURIE
-----------------------------------  Director                                     September 9, 1998
Roger Lourie


/s/ RICHARD A. JOSEPHBERG
-----------------------------------  Director                                     September 9, 1998
Richard A. Josephberg

                                 EXHIBIT INDEX



Exhibit No.           Description
-----------           -----------

  4 Instruments Defining Rights of Class A Shareholders. (Incorporated by reference to Exhibits 4.1, 4.3, and 4.4 of the Company's Annual Report on Form 10-KSB/A for the year ended June 30, 1996, as amended July 15,
          1997).

  5       Opinion of counsel as to legality of securities being registered.*

  23.1    Consent of Arthur Andersen LLP, independent auditors.*

  23.2    Consent of Kellogg & Andelson, independent auditors.*

  23.3    Consent of Thomashow, Brown & Paialii, independent auditors.*

  24.1    Power of Attorney (included herein on
          the signature page).

* To be filed by amendment.

                                   [EXHIBITS]